

August 1, 2013

Via E-mail
Amit Muni
Executive Vice President – Finance and Chief Financial Officer
WisdomTree Investments, Inc.
380 Madison Avenue, 21st Floor
New York, NY 10017

> **Re:** **WisdomTree Investments, Inc.**
> **Form 10-K for fiscal year ended December 31, 2012**
> **Filed March 15, 2013**
> **File No. 1-10932**

Dear Mr. Muni:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

Factors that May Impact our Future Financial Results, page 42

Gross Margin, page 43

1.   We note your presentation of gross margin, which would appear to be a non-GAAP financial measure. In future filings, please provide the disclosures and reconciliation required pursuant to Item 10(e) of Regulation S-K, and provide us with such proposed disclosures, or tell us why such disclosures are not required.

(b) Exhibits

Exhibit 31.1 Rule 13a-14(a) / 15d-14(a) Certifications

2.   Please amend your filing to include the portion of the introductory paragraph regarding responsibility for establishing and maintaining internal control over financial reporting as noted in the introduction to paragraph 4. Refer to Item 601(b)(31) of Regulation S-K. Please also amend your Form 10-Q for the period ended March 31, 2013 to correct this omission.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief